July 29, 2010

VIA EDGAR

Ms. Patricia Williams

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:       Nicholas Fund, Inc. (the “Fund”)

            Registration Nos. 002-30447/811-01728

Ms. Williams:

This Post-Effective Amendment (“PEA”) No. 60 to the Fund’s Registration Statement is being filed pursuant to Rule 485(b) under the Securities Act of 1933 for the purpose of:

(a)     responding to your oral comments and suggestions to PEA No. 58 to the Fund’s Registration Statement received on July 23, 2010;

(b)    updating any missing information;

(c)     filing any updated exhibits to the Registration Statement; and

(d)    making any other nonmaterial changes as appropriate.

This PEA has an effective date of July 31, 2010.

Please telephone the undersigned at (414) 272-4650 or Jason T. Thompson of Michael Best & Friedrich LLP

at (414) 277-3482 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Jeffrey T. May

Senior Vice President, Secretary and Treasurer

Cc:       Jason T. Thompson